RICHARDSON & PATEL LLP
10900 Wilshire Blvd., Suite 500
Los Angeles, California 90024

February 12, 2009

VIA EDGAR AND  FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Peggy Fisher, Assistant Director

Re:	BioDrain Medical, Inc. Registration Statement on Form S-1 (“S-1”) Filed January 29, 2009 File No. 333-155299

Dear Ms. Fisher:

On behalf of BioDrain Medical, Inc.  (the “Company” or ”BioDrain”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated January 29, 2009.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

Fee Table

1.
Please tell us, with a view toward disclosure, how you concluded to register the resale of 7,101,267 shares of common stock and 4,689,290 shares underlying warrants and that you have 8,180,831 shares outstanding.  It appears that adding the numbers to the bullet points in your response to prior comment 1 does not result in the totals expressed prior to those bullet points, in your fee table and throughout your document.

Response:

The outstanding shares being registered are 7,101,266, the shares underlying warrants (but not currently outstanding) related to the October 2008 financing are 4,689,291, the shares underlying the warrants related to the convertible debt financing are 620,095 and those numbers are contained in the current amendment 2 to the S-1.

The equity investors and consultants involved in this 2008 financing obtained registration rights to our shares and we are filing this registration statement to fulfill the obligation to register such shares.  The remaining shares of the Company’s common stock are not being registered at this time.

The correct number of shares of our common stock outstanding is 8,180,841.  This does not include shares underlying currently outstanding warrants as they have not been issued.

Prospectus Cover Page

2.	We will continue to evaluate your response to prior comment 4 after the warrants underlying the convertible notes have been issued.

Response: The Company will have issued warrants to the bridge warrant holders within the next two weeks.

3.	We note that you put in a price range. Prior to effectiveness, please state the specific fixed price at which the securities will be sold until they are trading on the OTC Bulletin Board.

Response: The specific fixed price at which the securities will be sold prior to trading will be $0.46 per share.

Prospectus Summary, page 1

4.	If you have already received a United States patent for your product, as indicated by your responses to prior comments 10 and 11, then please revise your second paragraph here accordingly.

Response: We have revised our second paragraph on page 1 to reflect that the patents have already been issued.

Risk Factors, page 3

We face intense competition …, page 5

5.
We note your response to prior comment 12.  Because it appears you have not provided us with the supplemental materials we requested, we reissue the first sentence of prior comment 12.  Also, please reconcile your disclosure here and on pages 38 and 46 regarding the market share currently held by Cardinal Health and Stryker.

Response: We have deleted references to Frost & Sullivan in this section and attributed these statements as opinions of management.

Market share reconciliation. There is no disclosure regarding the market share held by Cardinal Health and Stryker in this risk factor. The dollar amounts refer to the overall size of each company and not their market share of the operating room fluid disposal market.  It  is intended only to inform the reader that our competitors are very well capitalized.

If we do not succeed …, page 6

6.	We note your responses to prior comments 6 and 15.

•
Please clarify how the risks disclosed in the last paragraph relate to the restructuring agreement and how it may impact potential investors.  For example, you refer here to the loss of management that could delay the implementation of your business plan.  It is unclear how this poses a risk to potential investors, given your disclosure in the preceding paragraph, pages 53-54 and exhibit 10.42 that your operations will cease and your assets will be transferred to Privco.  Please revise; and

Response: We have revised this section accordingly. We have deleted reference to the loss of management as a risk to potential investors.

Explain clearly, if true, that potential investors may own shares in a public shell company if the FDA does not approve your product by the end of August 2009.

Please also refer to comment 38 below.

Response: Potential investors may not own shares in a public shell company in the event of this restructuring.    If the restructuring occurs, the Company will still hold a majority interest in Privco.  If a reverse merger occurs and Privco is sold or spun out to Company shareholders, potential investors will not hold shares in a shell since the reverse merger will cause BioDrain to acquire a new operating company.

We do not have a class of securities registered…, page 10

7.	Regarding your response to prior comment 7:

•	Revise your disclosure in the first paragraph, which misstates the registrant’s reporting obligations in the event that it registers a class of securities pursuant to Section 12 of the Exchange Act;
•
Clarify your reference in the caption and first paragraph of this risk factor to registering your securities on a “national securities exchange.”  Do you mean registering a class of your securities under the Exchange Act?;

•	We reissue the second bullet in part because that bullet requested an explanation of the effects of the inapplicability of Section 16 of the Exchange Act, not Section 26; and
•
We note that you do not intend to register a class of your securities before this registration statement is effective; however, your disclosure on page 68 indicates that you will register a class of your securities at a later date.  Please clarify when and whether you intend on registering a class of your securities under the Exchange Act.  If you do not intend to so register, revise your disclosure here and page 68 to remove any implication to the contrary.

Response: We have deleted this risk factor. We will file under a Form 8-A pursuant to the the Section 12(g) of the Exchange Act concurrently with the effectiveness of this Registration Statement.

If our common stock is accepted for quotation…, page 11

8.
We note your response to prior comment 17.  Rather than disclosing all listing criteria applicable to the Nasdaq and NYSE markets, please revise to disclose the listing criteria that you do not currently meet, including the criteria noted in the last sentence of this risk factor.

Response: We have revised the risk factor accordingly.  We have listed the listing criteria which we do not satisfy.

Use of Proceeds, page 15

9.	Expand to disclose the warrant exercise prices for the warrants being registered.

Response:The exercise price on 620,095 warrants is $.42 per share and the exercise price on 4,689,291 warrants is $.46 per share.  The use of proceeds section has been updated to reflect this information.

Market Price of and Dividends on the Registrant’s Common Equity…, page 17

10.	Reconcile the disclosure here with that on page 29 regarding outstanding warrants.

Response:
The company has 507,191 warrants that are included in the disclosure on page 29 but are not being registered in this filing.

Critical Accounting Policies and Estimates, page 21

11.
Please clarify your reference on page 22 to TUV SUD being a regulatory body.  Is their approval required before you can market and sell your products?  Or are they a private company that performs no regulatory oversight?

Response:  TUV SUD is a product testing company, not a regulatory oversight agency.  Their approval is not required to market and sell our products but would be helpful.  We have updated the document to correct this misconception.

12.
We re-issue prior comment 21.  Please revise to provide a discussion of your critical accounting policies and estimates.  This discussion should present your analysis of the uncertainties involved in applying an accounting principle at a given time or the variability that is reasonably likely to result from its application over time.  You should address specifically when your accounting estimates or assumptions bear the risk of change.  For example, it appears that there is significant judgment in valuing stock options and warrants.  Refer to FR-72.  While we see the changes in response to the comment, the revisions do not provide meaningful disclosure.  Please further revise.

Response:    We have revised our disclosure with respect to accounting for stock options and warrants to be more descriptive of our accounting policy. We do not believe that there any other critical accounting issues or recent accounting pronouncements or proposed accounting announcements that will have a material impact on our business,

Results of Operations, page 22

Nine Months ended September 30, 2008 and 2007

13.
Please reconcile your reference here to “paying” full annual salary rates with the disclosure throughout your document that you have accrued a salary expense, which will be paid only when sufficient funds are available.

Response:    We use the word “accrue” throughout the document to indicate that the expense of the full salary rate was included as an expense and is disclosed as earned in the executive compensation table but has not been paid in full in a timely manner or at all.  In the event of certain payments to board members and consultants that are in negotiation with a likely settlement for well less than the original expected amount the Company has provided no accrual for the expense.

Research and Development, page 22

14.
We reference prior comment 24.  We see that you were notified in 2007 that you would be billed $100,000 for product development work performed by a contractor in 2003 – 2007.  Please respond to the following:

•	Tell us and disclose when you recorded the $100,000 accrual.

Response:   The accrual was recorded in 2008.  The R&D work performed by Marshall Ryan was completed over a two year period of time beginning in late 2006 and completed in 2008.  The expense was recorded upon execution of an agreement with Mr. Ryan in August 2008.  The agreement specifies a payment of $75,000 upon signing and payment of $100,000 by June 30, 2009.  Amendment 2 to the Form S-1 has been updated to clarify these terms.

•	Reconcile the disclosures in the “research and development” discussions on pages 22 and 23 of MD&A. From those disclosures it is not clear whether the $100,000 was accrued in 2006 or 2008.

Response:   The accrual was recorded in 2008.

•
If the discussions on pages 22 and 23 are addressing different accruals, please clarify the disclosure.  Please ensure that you have provided a clear and complete discussion of research and development costs and the accruals for those costs.

Response:   We have revised the disclosure accordingly.

•
Tell us why you did not make accruals for the work as that work was performed.  In that regard, tell us why you believe there is no error in the financial statements as it appears that product development work performed in prior years is expensed in a later year.

Response:   We accrued the work at the earliest time that the form, amount and timing of the expense was known which was 2008.

Years ended December 31, 2007 and 2006

General and Administrative, page 22

15.
We refer to your response to prior comment 27.  Please provide us and disclose a clear basis in GAAP for the accounting applied in the reduction of the accrued salaries.  While we see the revisions to the disclosure, those revisions do not provide a clear and transparent discussion of the basis in GAAP for the accounting.

Response:
Since the salaries earned but unpaid had been accrued as salary expense, the accounting to remove the liability for the ultimate payment of those amounts were treated as a reversal of the liability and the expense.

Liquidity and Capital Resources, page 23

16.	We note your response to prior comment 29. Please:

•	Reconcile your disclosures on pages 23, 26 and 27 regarding the amount of outstanding debt payments you are obligated to make;

Response:  We have reconciled such disclosure.

•
Expand the third paragraph on page 25 to clearly disclose the nature of the “risks to investors” from your early stage position.  Also disclose the “risk in this process” mentioned in the penultimate paragraph on page 25.  For example, do you anticipate providing an inducement similar to the restructuring agreement you provided the “Investors” in order to obtain funds through your October 2008 financing?;

Response:  We have revised the Liquidity and Capital Resources section to describe that if we are unable to obtain additional capital, we may be forced to cease operations.

•	Expand the sixth paragraph on page 25 to disclose the amount of funds from your secondary financing that will be used to satisfy the obligation noted in that paragraph

Response:  We have disclosed that if $3 million of additional financing has been obtained, the amount of accrued payroll expense items due to management and board members that will be paid from the proceeds of such financing will depend upon the terms negotiated with such equity investors.

•
Disclose the rights the holders of your debts have in the event they demanded payment and you were unable to fulfill your obligations.  We note the disclosure on page 25 that this would “create a liquidity issue,” which does not appear to sufficiently describe the results of a formal payment demand;

Response:  We have revised the disclosure to indicate that such debtholders would have the right to bring an action against us for the payment of the debt obligation.

•
Reconcile your disclosure in the first paragraph under this caption that you expect research and development expenses to increase with your disclosure in the second paragraph on page 26 that there will be “nominal, if any, additional expenses incurred for the development of our product”;

•
Expand to discuss in more detail “the progress we have made and the opportunities ahead of us” in raising additional funds.  Include in such discussion the types of additional financing you are pursuing;

Response:  We have deleted the paragraph discussing whether we have made any progress in raising additional funds.  We have had discussions with investment bankers about a possible equity offering.  However, we are not pursuing any equity financing until the registration statement is declared effective and such pursuit will not violate Section 5 of the Securities Act.  Therefore, we have no assurance whether we would be able to obtain any financing.

•
Explain why you are “confident” that you will have the ability to raise $3 million during the first half of 2009, particularly in light of your stage of development, lack of revenues, and “current economic turmoil.”;

Response:  We have deleted this paragraph.  Our ability to raise $3 million is subject to numerous factors beyond our control, including the current economic and investment climate.

•	Clarify the nature of the “other operating expenses” mentioned on page 23; and

Response: “Other operating expenses” are primarily sales and marketing expenses to launch the product.  This includes advertising, marketing brochures and literature, attendance at trade shows, expenses to recruit independent sales reps and advances against commissions to jump start the sales efforts for our products.

•	Please tell us how you have communicated and will communicate with potential investors consistent with Section 5 of the Securities Act, in light of this pending registration statement.

Response: We have communicated with investment bankers about possible engagements in a subsequent primary offering following the effectiveness of this registration statement on behalf of selling shareholders.  We are aware of the restrictions on communications and solicitations with potential investors in light of this  pending registration statement and will act in a manner consistent with Section 5 of the Securities Act.

We are currently consuming our capital at a rate of  $75,000 per month and, based upon that balance, we believe we have sufficient resources to operate our business through the first half of 2009.  Beyond that time our ability to continue at our current pace is more uncertain.  We have communicated with investment bankers about possibly helping us raise additional capital after we are permitted to do so after the registration statement has been declared effective.

We believe we are in a much stronger position than we were a few months ago as a result of a patent on our FMS product and we expect to file our 510K application with the FDA by the end of February  2009.  Our experienced consultants believe we may obtain FDA approval to begin selling the product by April 30, 2009.

Nine Months Ended September 30, 2008 and 2007, page 24

17.
You indicate that cash used in operations in 2008 was impacted by an “increase in escrow cash.”  Please tell us what you mean by “escrow cash” and explain to us why that item is appropriately reported as an operating activity under SFAS 95.

Response: We have revised the term to be “restricted cash” not “escrow cash.”  The cash we obtained in the October 2008 financing was deposited into an account held by our law firm and expenses of the offering, including legal, accounting, finders fees and other expenses were paid before funds were distributed to us.

In addition, as per our arrangement with our October 2008 investors,  approximately $170,000 was set aside into a special escrow account that is earmarked for payment of investor relations expenses after our registration statement declared effective.  This cash is being treated as restricted cash in our books because it is an asset but is not available for general corporate working capital needs. In the event our registration is abandoned for any reason that money will be released to us for our general corporate use.

18.	Tell us the terms of the “escrow cash” and explain where the “escrow cash” is presented in the balance sheet. If included in cash, tell us why that classification is appropriate in GAAP.

Response:  The “escrow cash” which may more correctly be called “restricted cash” is included in other current asset.  The entire $163,333 shown in other current assets as of September 30, 2008 is restricted cash.

19.
You also indicate that cash used in operating activities in 2008 was increased by an “increase in vested operations.”  Please revise to clarify what you mean by an “increase in vested options” and how that increase impacted cash flows from operations.

Response: The MD&A section that discusses the increase/decrease in cash provided by (used in) operations has been updated to properly describe the sources of the increase/decrease.

Commitments and Contingencies, page 26

20.
Please reconcile the amount of debt on the contractual obligation table to the balance sheet as of September 30, 2008 on page F-3.  Explain how $11,800 of “long-term debt’ can be due in less than one year.  Please also revise to present the $10,000 notes payable and the current portion of long-term debt on the table.

Response: The contractual obligation table on page 26 was incorrect and has been updated to be consistent with the current portions of long term debt on the balance sheet and in note 6 to the financial statements.

Description of Business, page 35

21.	For each issuance in the transactions beginning on page 31, state the warrant or option exercise price.

Response: Page 31 has been updated to reflect the warrant, option or common stock price for each of the transactions listed.

Description of Business, page 35

Overview, page 35

22.	Please reconcile your response to prior comment 38 with exhibit 3.1, which was included as an exhibit to your original filing.

Response: We have revised by the disclosure on page 35 to indicate that the founders were Lawrence Gadbow, Jeffrey Drogue, Gerald Rice and Peter Morawetz.

23.
We note your response to prior comment 39; however, we also note that you continue to make claims regarding the safety and efficacy of your product.  For example, you state on page 39 that the FMS “greatly reduces” safety issues and is “uniquely positioned to dominate its market segment.”  You also state on page 40 that your product is “unique” and disclose on page 44 that FMS will “redefine the manner in which [infectious fluid] is collected, measured and disposed.”  Please reconcile these statements with your response to prior comment 60 and the fact other companies have already developed and sold fluid collection and disposal systems in your target market without exposure to healthcare workers.

Response:  While the predominant method of handling infectious and diseased fluids in the operating room is by using canisters that must be manually transported into a disposal area there are some product offerings that automate a certain portion of the process.  However, to our knowledge, we are the only company that offers a fully automated system that is continuous and does not, therefore, require an interruption to the operation to dispose of fluids that reach the capacity of the containers.  We have revised the disclosure to reflect this unique feature.

Private Placement Financing, page 35

24.	Disclose the date or dates when the warrants become exercisable.

Response: We have updated the section on page 35 to indicate that the warrants are immediately exercisable.

Current Techniques of Collecting Infectious Fluids, page 37

25.
We note your response to prior comment 49.  Clarify how your product will “significantly reduce the risk of healthcare worker exposure” to infectious fluids, as stated in the second paragraph on page 38, given your disclosure in the following paragraph regarding products already developed and marketed by your competitors that “address the deficiencies described above.”  Also expand the last bullet point on page 40 to compare how the competitors’ products mentioned in the second paragraph on page 38 are different from your own.

Response:  Our product significantly reduces the risk of healthcare worker exposure to infectious fluids compared to the predominant use of canisters that must be manually handled,  but we still maintain a safety advantage to other automated offerings in that we have a continuous flow of the fluids into the sanitary sewer, whereas other automated systems must still be rolled out of the operating room and transported to a disposal area.    We have revised the disclosure to reflect this unique feature.

The Fluid Management System (FMS), page 38

26.	Regarding your responses to prior comments 42 and 55:

•
Clarify how the estimated installation cost disclosed on page 50 accounts for the uncertainty regarding the accessibility of sewer lines and suction systems noted on page 39. Also clarify the basis for your estimates regarding the cost and time of installation, given that it appears you have not yet installed your product in any facility; and

Response:   Biomedical engineers and maintenance/facility engineers have detailed blueprints of the electrical, plumbing and vacuum systems of the facility detailing the exact location of such systems and accessibility of these systems behind the walls.  The device is sold with a set of mounting flanges.  The ease of use and integrity of the mounting system has been verified by third parties.  Vacuum drops are available in the operating rooms in multiple locations for connection to the device.  Electrical hook-up is accomplished through a previously installed, readily available receptacle in the operating room.  A dedicated electrical outlet can be installed if desired in a minimal amount of time.  Connection to the sanitary drain line can be accomplished most efficiently with prior review and planning of the facility blueprints.  Therefore, we believe that sewer lines and suction systems may ultimately be located without exorbitant costs.

•
Revise the last sentence of the penultimate paragraph on page 39 to clarify whether the information in that sentence reflects your opinion.  Your current disclosure appears to attribute such information to third parties; and

Response:   We have revised the disclosure to reflect that such information reflects our opinion.

27.
We note your response to prior comment 43.  While your disclosure on pages 40 and 52 refers to “established timeframes and plans” for the regulatory process, it appears that the work you have done in preparation of your submission to the FDA solely involves the hiring of regulatory consultants. Please revise to clarify what work, if any, you have done in preparation of that submission.  For example, have you or your regulatory consultant begun compiling any of the documents or preparing the “Submittal Document” referenced on page 52?

Response:   We have contracted the services of two (2) FDA consultants.    One consultant in particular has been involved in several meetings regarding the final design and initial prototype builds of the device.  The consultant has been involved in the selection of third party vendors for the completion of such testing as design verification testing (DVT) and shipping and distribution testing as well as the selection of a third party FDA reviewer.  The consultant has reviewed and approved testing protocols.  Finally, the consultant has completed substantial work in preparing and compiling the 510(k) submittal documents.  An additional FDA consultant has provided additional review of documents in support of the 510(k) submittal underway and other more strategic input and advice.

Patents and Intellectual Properties, page 41

28.
We note from your response to prior comment 45 that you “do not expect to acquire ownership of any patent rights or claims pertaining to such fluid.”  Expand to state whether you currently have any intellectual property rights with respect to your disposable cleaning kit.  Also disclose whether you have any agreements with any party regarding the disposable cleaning kit.

Response:
We do not have patents or other intellectual property rights to the cleaning fluid that we intend to include as part of our product offerings.  Although we have not yet finalized an agreement with our expected cleaning fluid supplier they have verbally agreed that we would be given exclusive rights to the fluid for use in clean up in operating rooms, and they have agreed that they would not compete directly with us if providing this fluid.

29.
Please clarify how the continuous operation feature mentioned in the last paragraph on page 41 provides you with a significant competitive advantage, given your disclosure on page 37 that current techniques and products are also capable of continuous operation.

Response:  This section has been updated to describe our advantage to other products.

The Disposable Cleaning Kit, page 43

30.
Please expand your response to prior comment 47 to disclose all material obstacles to achieving the “razor blade business model” referenced in your disclosure.  For example, given your response to prior comment 45 regarding your lack of intellectual property rights to the cleaning kit, including the “special adapter,” it appears that medical providers could use kits made by others rather than those made by you.  Please revise.

Response: This section has been updated to clarify our disposable cleaning kit advantages.

31.	Please tell us how the “forecast” mentioned in the second paragraph under this caption satisfied the requirements of Item 10 of Regulation S-K.

Response: The word “forecast” has been deleted.  It was used in a generic manner to emphasize that this is an expectation based upon our business model.

Drainage Systems, page 46

32.	Please reconcile your disclosures here and the second and third paragraphs on page 38 regarding whether competitive systems that utilize canisters have or need FDA approval.

Response: We have revised our disclosure to reflect that competitive systems utilizing canisters  need FDA approval. We are aware that at least two of our competitors have obtained FDA approval.

Current Competition, Technology and Costs, page 46

33.
Please expand your responses to prior comments 42 and 50 to include a complete discussion of the disadvantages of your product that may result in difficulty penetrating your target market.  For example, we note the numerous statements regarding the limited floor space and handling needed for your product; however, it is unclear where you have discussed the disadvantages resulting from the immobility of your system, as indicated in your response to prior comment 42.  Please revise to include such a discussion. For example, would the mobility of your competitors’ products enable them to be used in multiple rooms in a hospital whereas use of your product would be confined to the room in which it was installed?

Response: Some  of the advantages of our wall-mounted system are that it frees up precious floor space in the operating room and it requires no specially assigned staff to handle and dispose of the fluids.  Some competitors have developed a mobile unit that automates the collection of the fluid and improves upon the manually handling of the canisters but will still require personnel to roll the mobile unit to a docking station to dispose of the fluid and the operation in progress must be put on hold until the mobile unit to return.One perceived benefit of the mobile unit , and a disadvantage to our wall-mounted unit, is that it can be wheeled between operating rooms so that each room does not have to have a dedicated system like our wall-mounted unit.  This benefit is more perceived than real, however, because most operating rooms are scheduled on a continuous basis and would have to wait for a mobile unit to be available before surgery could commence. Another disadvantage to our wall-mounted unit is the cost, and possible disruption to the operating room, to install the wall-mounted unit and do the plumbing work to connect it to the sanitary sewer.

Pricing, page 49

34.
Please explain the basis underlying the first sentence under this caption, given that you have not yet finalized any agreement related to the manufacture and distribution of your product and have not yet sold your product commercially.  Also clarify the meaning of the second sentence; it is unclear to what strategy and sales objectives you are referring.  The purpose of the clause following the hyphen is also unclear.  Please revise.

Response: While we are in final negotiation of supply agreements for both our device and our cleaning fluid, we have received detailed proposals from our preferred vendors for both respectively illustrating procurement costs including logistics costs.  Additionally, we have already entertained discussions with each regarding cost reduction opportunities moving forward in the business relationship.

Engineering and Manufacturing, page 50

35.
We note your response to prior comment 57.  Ensure that your disclosure distinguishes between aspiration and accomplishments.  If you know the material terms of the supply agreement, disclose those terms, including the information requested by prior comment 57.  If you do not know the material terms, revise your disclosure to state that fact.  Also file that agreement as an exhibit when it is finalized and reconcile your statement in the first paragraph that your relationship is finalized with your subsequent disclosure that it is still being negotiated.

Response:  The agreement has not been executed as of this date.  We believe that the fundamental terms and conditions of the TriVirix agreement have been agreed  and are no longer being negotiated.  Various aspects of the language in the agreement that is secondary and in support of the terms and conditions are yet to be finalized.  This is a typical manufacturing supply agreement.  Beyond what was previously disclosed the agreement under final negotiation with the FMS manufacturer is a 2-year agreement, renewable thereafter in 12-month increments. Since this agreement has not yet been signed, we have revised the disclosure to indicate that these are aspirations, not actual terms.

Government Regulation, page 51

36.	We reissue prior comment 61.

•
While you may encourage investors to investigate aspects related to regulation by the FDA, simply inserting a hyperlink and reference to the chapter of the Code of Federal Regulations does not provide investors with sufficient information regarding the material requirements that such regulation will have on you; and

•
Although you refer on page 23 to market expansion to Europe and the Pacific Rim, it is unclear where you provided disclosure regarding regulations in foreign jurisdictions in which you will see to do business.

Response:  We have deleted the hyperlink and references to the FDA statute. Such information was included only to enable investors to independently verify the discussions of the government regulation section.

Each country in Europe and the Pacific Rim has unique laws, regulations, and directives regarding the manufacture and or marketing of medical devices within their borders that are comparable to the laws and regulations described above.  While we have not fully researched each country and the respective laws, regulations, and directives we will completely do so in advance and we recognize product design changes will most likely be necessary based on practices and procedures in the operative environment in the Pacific Rim as well as product design changes necessitated by laws, regulations, and directives.

37.	Please reconcile your disclosure on pages 6, 53 and exhibit 10.42 regarding the date on which the “restructuring agreement” was entered into.

Response: We have reconciled the disclosure to indicate the date of the reconstructing agreement.

38.	Regarding your responses to prior comments 64 and 65:

•
It appears that investors who may acquire the shares offered pursuant to this registration statement will not receive the rights referenced in your disclosure.  It also appears that those potential investors will not receive shares of “Privco” and will, instead, only hold the shares of a public shell company.  If that is correct, please expand to state so directly.  Also revise your disclosure on page 1 and throughout your document to disclose this consequence to potential investors;

Response: Potential BioDrain investors will indirectly own Privco, and not just shares of a public shell.  Following the restructuring, BioDrain will be a major shareholder of Privco, and hold all shares of Privco, less shares held by former BioDrain founders directly (who shall cancel their BioDrain shares). In the event BioDrain sells Privco to another party, BioDrain will receive proceeds allocable to its proportionate equity interest. If BioDrain spin-off’s its Privco equity, then public shareholders will retain the interest.

•	Expand the first paragraph to clarify how the “Investors” will maintain their shares of your common stock, given that such shares are registered for resale here;

Response: This erroneously refers to the investors in the private placement and has been revised accordingly. The disclosure has been revised accordingly.

•
Reconcile your disclosures in paragraphs 1, 3 and 6 and third paragraph on page 54 regarding who will receive shares of Privco.  Paragraph 1 and page 54 currently suggest that the “investors” will receive Privco shares immediately after the transfer of your assets to Privco; however, paragraphs 3 and 6 indicate that the “Company” will retain the Privco equity remaining after distributing Privco shares to the “Founders”;

Response: The “Investors” refers to the PPM investors. Everyone other than the “Founders” will retain Privco equity indirectly through the Company’s stake in Privco. The “Founders” will own Privco shares directly and will relinquish their stake in the Company.

•
Expand paragraph 6 to clarify whether the “Company shareholders” who will receive either Privco shares or the net proceeds from the sale of those shares include only the “investors” or whether subsequent purchasers of your securities will also receive those shares or proceeds;

Response: “Company shareholders” refers to all shareholders of the Company, not just the “[PPM] investors”.

•
Disclose whether investors who may acquire your shares offered pursuant to this registration statement will be entitled to vote on the transfer of your assets to Privco.  If it is your belief that such investors will not be entitled to vote on the asset transfer, then tell us how your conclusion is consistent with your governing documents and the laws of the jurisdiction in which you are incorporated.  Cite all authority on which you rely;

Response: Initially, Privco will be a wholly- owned subsidiary of the Company which would hold all assets and assume all liabilities of the medical fluid disposal business. This does not require BioDrain shareholder approval as this does not constituite an asset sale, merger, or other liquidating event. “Founders” would then cancel their BioDrain shares and in exchange would receive an equivalent number of Privco shares.

•	Expand the third paragraph on page 54 to disclose whether a reverse merger or similar transaction involving you, as opposed to Privco, is currently being negotiated or considered; and

Response: We have expanded the disclosure to reflect that there is no reverse merger or similar transaction involving the Company being negotiated or considered currently.

•
Clarify the meaning of the last sentences in the second and third paragraphs on page 54.  Given your disclosure that your assets will be transferred to Privco and that you will retain the “rest of Privco equity,” it is unclear what assets the “Investors” will be able to liquidate and distribute the proceeds in connection with a shareholder vote or reverse merger or similar transaction.

Response: The “[PPM] investors,” as shareholders of BioDrain, would receive any proceeds through any distribution of consideration following any liquidation or sale to a third party of Privco.

Please also revise your disclosure on page 6, 7 and 27 in accordance with this comment.

Response: We have revised our disclosure accordingly.

39.
Please reconcile your response to prior comment 66 and disclosure on page 53 with paragraphs 2 and 4 of exhibit 10.42, which indicate that all company stock, options and warrants will be cancelled, not just the securities held by the founders.  Also reconcile your disclosure in paragraph 3 on page 53 with paragraph 3 of exhibit 10.42, which indicates that all equity holders, not only the “Founders,” will receive Privco shares and options.

Response:  Paragraphs 2 and 4 of Exhibit 10.42 refer to “current equityholders” that are signatories to the letter agreement.  Exhibit 10.42 is addressed “To: Current Equityholders” and implies those persons signing the agreement.  In accordance with applicable contract and corporate laws, it cannot bind parties that have not executed such agreement.  Therefore, it applies to the “Founders” not all equity holders.

40.
If your private placement memorandum has already been modified, as noted in your response to prior comment 67, then please disclose the date on which it was modified and tell us why exhibit 10.42 was filed separately rather than as part of exhibit 10.31.

Response:  This paragraph regarding modifications to the private placement memorandum has been deleted.  The Company believes that such disclosure only adds confusion to the discussion of the restructuring agreement.

Exhibit 10.42 was not an attachment to the Subscription Agreement (Exhibit 10.31) and therefore was not included.

41.
As a related matter, please confirm our understanding of your response to prior comment 67 that you and the “investors” entered into the restructuring agreement and agreed to modify the private placement memorandum prior to the date on which this registration statement was filed.  Generally, it is inconsistent with Section 5 of the Securities Act to renegotiate the terms of a private placement while the related shares are registered for resale.

Response:  The restructuring agreement is actually a unilateral acknowledgement executed only by the “Founders”.  No PPM investor executed the agreement.  The modifications to the PPM were made before the date on which the registration statement was filed.  The Company has not renegotiated any terms of the private placement after the registration statement was filed.

Directors, Executive Officers and Control Persons, page 58

42.
We note your response to prior comment 18.  Please disclose the information required by Item 401(c) of Regulation S-K with respect to Mr. Sachs as well as the “two independent FDA consultants” and the “third party firm” mentioned on page 40. Please also tell us why you have not disclosed the information required by Item 401 with respect to Mr. Dauwalter and Ms. Doerfert.

Response:  Item 401(c) applies to employees of the Company.  Neither Mr. Sachs nor the two independent FDA consultants, nor the third party firm on page 40 are employees. Furthermore, Mr. Dauwalter is not a key employee  that require disclosure under Item 401.

Medical Advisory Board, page 60

43.	Regarding your response to prior comment 68:

•
We note the numerous claims you make regarding the business experience of your medical advisory board.  For example; you state that Dr. Leonard is an “outstanding…world-wide medical pioneer” and that he has “distinguished himself in a great number of areas too numerous to detail.”  You also indicate that Mr. Feroe and Ms. Gorman were “instrumental” in gaining acceptance of new technologies and changing existing guidelines.  Please revise to present a more balanced picture of the qualifications of the members of your medical advisory board;

•
We note your disclosure regarding the awards previously granted to Dr. Leonard.   Please tell us, with a view toward disclosure, how recipients of those awards are chosen and whether others received the awards in addition to Dr. Leonard; and

•
Please expand the first paragraph under this heading to clarify how this board assists you in “understanding the needs of [y]our market and ways to better serve that market,’ in light of the fact that you have not yet begun marketing or selling your product.

Response:  We have revised this disclosure accordingly.

Executive Compensation, page 62

44.	Please update your disclosures required by Item 402 of Regulation S-K to include compensation information for your last completed fiscal year.

Response:  The document has been updated to provide compensation of Executive Officers for 2007 and 2008.

Summary Compensation Table; page 62

45.	Please tell us how your responses to prior comments 70 and 72 considers the 75% salary rates you paid in 2007, as noted on page 22.

Response:  The summary compensation table discloses the amount earned during 2007 even though not all of the earned compensation was paid due to a shortage of cash.  The executives subsequently agreed to accept a combination of stock options and a future payment based upon the Company reaching certain milestones as payment for the unpaid amounts in 2007.

Corporate Governance, page 68

46.
We note your response to prior comment 75.  Since it is unclear from your response how your conclusion as to Mr. Morawetz’s independence considers the nature of your relationship with him disclosed on page 69, we reissue the last sentence of prior comment 75.

Response:  Mr. Morawetz performed certain consulting services for the Company from 2002 through August 2006 and the Company has accrued those expenses but, to date, they have not been paid.  From August 2006 through the present Mr. Morawetz is not performing consulting services and receives no current compensation from the Company.  Consequently, Mr. Morawetz is an independent director.

Certain Relationships and Related Transactions, page 69

47.
We note from your response to prior comment 35 and disclosure on page 30 that 1,920,000 shares were to be allocated to your “existing shareholders.”  Please tell us the identities of these individuals and the number of shares they received.  If your affiliates and principal stockholders received shares, disclose the information required by Item 404 of Regulation S-K with respect to that transaction, including the purpose of the share allocation.

Response: We have revised this language to clarify any ambiguity.  Affiliates and principal shareholders received no additional shares as a result of the reverse stock split.  The existing shareholders were entitled to 1,920,000 shares including shares outstanding and shares to be issued upon exercise or stock options and warrants.  Due to miscalculation of the outstanding number of shares on a fully-diluted basis prior to the initial reverse stock split, the total of shares, options and warrants following the split was in excess of 1,920,000.  Therefore, the board authorized a subsequent reverse split resulting in a combined ratio, from both splits, of 1.67505 to 1 in order to bring the total in compliance.  The existing shareholders are also listed as founders.

48.	Regarding your response to prior comment 77:

•	Please reconcile your disclosures in the second and third paragraphs regarding whether Mr. Morawetz agreed to waive or reduce the outstanding fees you owe;
•	Disclose the amount you agreed to pay Mr. Morawetz pursuant to the “oral understanding”;
•	Clarify whether Mr. Morawetz’s efforts at contacting distributors and investors were successful. Also clarify the nature of the “general counsel services” he provided; and

•	Please include as an exhibit the summary of the oral agreement when it is approved by the parties.

Response:  The Company and Mr. Morawetz have not agreed to any amount of reduced fees.  Reference to a verbal discussion or agreement have been removed.

49.	We reissue prior comment 78, given the continued reference to Mr. Morawetz in the third paragraph of this section.

Response:  The Company and Mr. Morawetz have not agreed to any amount of reduced fees.  Reference to a verbal discussion or agreement have been removed.

50.	We note your responses to prior comments 79 and 80:

•
It appears from your disclosure that your affiliates will receive cash bonuses and have their option vesting accelerate upon receipt of $3 million in funding.  Please revise to disclose on an individual and aggregate basis the dollar amounts and number of shares to be received, including whether the unpaid, accrued salaries will be paid from such funds;

•	Revise your table on page 76 to disclose the number of unexercisable stock options currently held by your officers, directors and principal stockholders;
•	Update your disclosure to discuss whether salaries were paid or accrued from June 2008 to present.

Response:  Mr. Davidson and Mr. Rice agreed to waive payment of certain unpaid salary in return for an understanding that they would be paid a cash bonus of $23,000 and $46,000, respectively, upon raising an additional $3 million subsequent to the October 2008 financing.  In addition, they would each receive a stock option, with immediate vesting, to purchase 80,000 and 160,000 shares, repectively, of common stock at a price of $.35 per share.  The options have not been issued and are, therefore, not subject to acceleration.  The option table on page 76 includes all options outstanding including options granted to officers, directors and principal shareholders.

51.	Regarding your response to prior comment 82, please:

•	Tell us why you did not include Erick Richardson in your disclosure on page 69, given your disclosure on page 76 regarding the number of shares he beneficially owns;

•	Reconcile your disclosure here that James Taylor IV acquired more than 5% of your shares with your disclosure on page 76 that James Taylor III holds more than 5% of your shares; and
•
Tell us, with a view toward disclosure, why David Dauwalter is not listed as a 5% shareholder here and on page 76, given the amount of his investment in you at the time he commenced his employment that is mentioned in exhibit 10.37.

Response:  The disclosure on page 69 has been updated to include Erick Richardson as a 5% holder.  Page 76 has been updated to indicate that James Taylor IV holds over 5% of our stock.  The beneficial ownership table erroneously referred to him as James Taylor III.  David Dauwalter is the adult child of James Dauwalter, a 5% holder, but is not a dependent or living in the same household.  We did not, therefore, combine their shares for purposes of calculating the percentage of stock ownership.

52.	We note your response to prior comment 83. We reissue the first bullet point of that comment because it is unclear where you provided the disclosure requested by that comment.

Response: Mr. Ruwe is included on page 69 as having acquired over 5% ownership in the Company and also on page 71 as a selling shareholder.  Mr. Ruwe acquired his common shares and his warrant as part of the October 2008 financing.

Selling Security Holders, page 70

53.
It is unclear from your response to prior comment 85 how you considered the referral services provided by Mr. Roll, as noted on page II-6. Therefore, we reissue the comment. Also tell us how your response to prior comment 85 accounts for the consulting relationship mentioned in the fourth bullet on page 70 and on page II-5.

Response:  Mr. Roll acted as a consultant in connection with the October 2008 financing and was awarded a warrant to buy 11,429 shares of common stock at $.46 per share as his sole compensation.  The Company and Mr. Roll have no ongoing relationship.

54.
We note your response to prior comment 86.  In addition to disclosing the general terms of the transactions in which the selling security holders acquired the shares, please indicate by footnote which selling security holders participated in each of the transactions noted in the bullet points on page 70.

Response:  The section has been updated to reflect this information.

55.
We note your response to prior comment 86.  In addition to disclosing the general terms of the transactions in which the selling security holders acquired the shares, please indicate by footnote which selling security holders participated in each of the transactions noted in the bullet points on page 70.

Response:  The section has been updated to reflect this information.

56.
We note your response to prior comment 89.  However, your disclosure continues to appear inconsistent regarding the number f shares underlying warrants that are held by Mr. Roll.  For example, you disclose on page 70 that Mr. Roll holds warrants to purchase 40,001 shares but your disclosure on pages 31, F-10 and II-6 indicates that Mr. Roll holds warrants to purchase only 11,429 shares.  Therefore, we reissue prior comment 89.

Response:  Mr. Roll participated in the October 2008 financing both as an Investor, as defined, and as a Finder, as defined.  As an Investor he purchased 28,572 shares for $.35 per share with a warrant to purchase an additional 28,572 shares for $.46.  In addition he earned a warrant, as a Finder, to purchase 11,429 shares at $.42.

57.	Please reconcile your disclosures in the first bullet and in notes 11-17 regarding the aggregate number of shares underlying the convertible note.

Response:  This section updated to include this reference.

Plan of Distribution, page 74

58.	Please revise your disclosure here consistent with your response to prior comment 3.

Response:  This section has been updated.

Security Ownership of Certain Beneficial Owners and Management, page 76

59.	Please update your disclosure here to be of the most recent practicable date.

Response:  The share ownership date has been changed to February 1, 2009.

60.
We note your response to prior comment 90; however, your disclosure on pages 71 and 77 continues to disclose different numbers of shares underlying warrants held by James Taylor. Additionally, the number of common shares held by RP Capital, as disclosed in notes 12 and 13, differs from the number of common shares it holds as disclosed on page 71. Specifically, subtracting your third column from your second column does not equal 142,857. Therefore, we reissue prior comment 90.

Response:  The correct number of shares for Mr. Taylor is 571,429, and he holds a warrant to purchase an equivalent number of shares.  Page 77 has been updated to reflect this.

Warrants and Convertible Notes, page 78

61.
We note your response to prior comment 92. However, to continues to be unclear how your July 2007 convertible note financing relates to your October 2008 financing, given your disclosure that the October 2008 financing only involved common stock and warrants. For example, it is unclear why the monetary penalties noted on page 79 will be paid pro rata to investors in your October 2008 financing and how the registration rights relate to the October 2008 financing. Please revise. Also identify the “seven holders” who acquired and hold the convertible notes.

Response:  The convertible note financing that was closed in July 2007 was considered a bridge loan to allow sufficient time to arrange a subsequent financing which was finalized in October 2008. The notes are convertible to common shares at $.27 per share and each noteholder also received a warrant for an equivalent number of shares with an exercise price of $.42 per share.  The shares underlying the convertible debt as well as the shares underlying the warrants were awarded registration rights and they will participate in penalties, if any, for a delay in registration of the Company’s common shares along with Investors who purchased common shares, and were awarded warrants to purchase shares, and Finders who were awarded shares, warrants or both.

Legal Matters and Interests of Named Experts, page 86

62.	We note your response to prior comment 93. Please

•	Disclose the aggregate number for shares beneficially owned by all affiliates of Richardson & Patel and registered for resale, as requested by that comment;

Response:  We have disclosed the aggregate number of shares beneficially owned by all affiliates.

•
Reconcile the number of shares held by the law firm and its affiliates that are disclosed here with the numbers disclosed in the selling security holders’ table. We note, for example, that your disclosure here regarding the number of shares held and offered by Erick Richardson, Nimish Patel and RP Capital differs from the number of shares disclosed in that table;

•	Ensure that your disclosure here includes all interests of the law firm and its affiliates. For example, we note the debt you owe to the law firm that is mentioned on page 23; and

•	Provide us your assessment of the materiality of any risks resulting from the interests of the law firm and its affiliates.

Response:  We do not believe that there are any material risks from the interests of the law firm and its affiliates and us.  Richardson & Patel LLP have been retained for the preparation of our Registration Statement and our private placement.  We have also retained legal counsel of Larkin and Hoffman who advise us on corporate law and securities laws matters from time to time.

Financial Statements

63.	Please update the financial statements when required by Rule 8-08 of Regulation S-X.

Response:  We believe our financial statements are valid under Regulation S-X but we will update the financial statements when they are no longer valid.

64.
We re-issue prior comment 94. Please have your auditor tell us why they have asked that their consent appear in the body of the filing on page F-2. The consent should appear as an appropriately numbered exhibit.

Response:  We have included the current auditor consent as Exhibit 23 and deleted it from page F-2.

Interim Financial Statements for the Nine Months Ended September 30, 2008

65.
We re-issue prior comment 96. Please revise to remove the label “audited” from the top of the balance sheet, statement of operations and cash flows as of and for the year ended December 31, 2997. Since full audited financial statements, including an audit opinion, are not included in the interim presentation, amounts derived from the audited financial statements should not be labeled “audited”.

Response:  The financial statements have been revised accordingly.

Statement of Stockholders’ Equity (Deficit), page F-5

66.
Various lines items on the statement indicate that shares were issued at $1.67 per share. However, the shares do not appear to be recorded based on that assigned value. For instance, we see an issuance in 2006 of 86,869 shares for “vendor contractual consideration” where the disclosure indicates that the shares were valued at $1.67 per share, but the amount recorded totals only $1,451, which does not appear to reflect the $1.67 per share value. Please tell us and clearly disclose how share issuance were accounted for and valued. Demonstrate to us that your accounting is appropriate in GAAP.

Response:  The Statement of Stockholder’s Equity (Deficit) has been updated to reflect the correct price per share, on a reverse split adjusted basis, for each issuance of stock from inception through September 30, 2008.

67.	Please remove the captions “un-audited” from the sub- totals for all annuals periods.

Response:  The statements have been updated.

Statements of Cash Flows, page F-6

68.	Please provide a cash flow statement for the nine months ended September 30, 2007. Please refer to Article 8 of Regulation S-X.

Response: The nine months ended September 30, 2007 statement of cash flows is now included in the document.

69.
We reference prior comment 100 and see the footnote disclosure added to the bottom of the statement of cash flows regarding the stock issuances during 2008. Please expand the notes to the financial statements to present a full discussion of the private placements and related stock and warrant issuances consummated in 2008. This discussion should (1) describe all significant terms and provisions of the private placements and equity instruments issued and (2) provide a clear and complete discussion of the accounting applied. As a related matter, if you entered into registration right agreements in connection with the 2008 private placements, the notes to financial statements should include the disclosure required by FSP EITF 00-19-2.

Response:  The proceeds from issuance of stock in 2008 is included in the statements of cash flow and the notes describe the terms.

70.
Please tell us why cash as of December 31, 2007 on the statement of cash flows does not agree with cash at December 31, 2007 on the face of the balance sheet. In this regard, it appears that the summation of the total net cash provided by financing activities for this period is not mathematically correct. Please revise as necessary.

Response:  The statements of cash flows have been corrected to reconcile with the balance sheet.

Note 1. Patent and Intellectual Property, page F-7

71.
We refer to the disclosure added in response to prior comment 102. We see that you paid Mr. Ryan $75,000 and 150,000 warrants in exchange for the exclusive assignment of the patent. Disclose when this transaction took place and clarify whether the transaction is reflected in the accompanying financial statements. Please also disclose how you are accounting for the value of the cash and warrants.

Response: This transaction was finalized in June 2008. The total amount paid and payable, in cash as well the value of the warrant, to Mr. Ryan and his affiliated company is being charged to product development expense.

72.
As a related matter, you state that you assigned a fair value of $52,500 to the warrants based on the per share price of the October 2008 financing. It does not appear that you have used an option pricing model, such as the Black-Scholes Merton model, to determine the fair value of the warrants. Please tell us why your valuation method is appropriate in GAAP, including how your valuation method considers the guidance from SFAS 123 (R). Also tell us how the disclosure is consistent with the response to prior comment 118. In that response you informed us that warrants are valued based on the Black-Scholes Merton model.

Response:  $52,500 was the stipulated value in the agreement for the warrants but is not based upon the Black-Scholes model. We have determined that the Black-Scholes model computes a value of $16,050.00 based upon our assumptions of volatility, risk free interest rate, expected dividend rate and estimate life of the warrant, and we have included that amount in expense during 2008 because the warrant vested immediately.

Note 3 Stock Options and Warrants, page F-8

73.
We refer to the first sentence under the table appearing at the top of page F-9. Based on the weighted average remaining lives disclosed in the referenced table, your statement that options expire through 2013 does not appear accurate. Please revise or advise.

Response: The table has been corrected to show an expiration through June 2018.

Stock, Stock Options and Warrants Granted by the Company, page F-9

74.
Please revise the disclosure so that the narratives describing the various share, warrant and option issuances can be readily reconciled with the transactions disclosed on the face of the statements of stockholders’ equity and statements of cash flows and with issuances.

Response:  The warrant and option table has been updated.

75.
Refer to your responses to prior comments 103, 110 and 111.  Please revise to disclose how each issuance was valued and accounted for, including the model(s) and all significant assumptions.  In that regard, please disclose the fair value assigned to each issuance and how that amount was recorded in the financial statements.  Pursuant to SFAS 7, the disclosure should also describe management’s basis for the fair value assigned in non-cash transactions.  Refer to SFAS 7 and SFAS 123(R).

Response:  This section was updated to satisfy these requirements.

Stock and Stock options, page F-10

76.
We refer to the revisions in response to comment 104.  You disclose that 543,292 options priced at $0.01 per share were issued to Mr. Davidson.  You also disclose that on September 12, 2008 the Board ratified the issuance and that the options vest immediately; however, the options are recorded by footnote only in the financial statements and will be recorded as compensation expense in the operating statement.  Please tell us the value assigned to the options and why the amounts have not been recorded as compensation at September 30, 2008.  Your response should fully explain how the accounting is appropriate under SFAS 123(R).

Response:  The options granted to Mr. Davidson were assigned a value of $.342 per share or a total value of $185,806.  The options vested immediately but have a 10 year legal term and we, therefore assigned a 5 year life to the grant for Black-Scholes-Merton valuation purposes.  We used a 4% risk-free interest rate, a 0% expected dividend rate and a 45% expected volatility as additional inputs to the model.  This amount is included in compensation expense for the nine-month period ended September 30, 2008 and has also been included in the Executive Compensation table for 2008 in the current updated version of the S-1.

Other Securities For Issuance Upon Certain Contingencies, page F-12

77.
We reference prior comment 19 and the additional disclosure included in response to that comment on page F-12 for contingent stock and option issuances.  Please revise to disclose your accounting for each of the contingent issuances.  In that regard, your disclosure should be sufficiently detailed so that it is clear that you are appropriately accounting for the agreements.  Also, disclose whether you have recognized any compensation for these issuances or, if not, when you expect to recognize compensation.  Please refer to SFAS 123(R) for issuances to employees and EITF Issue No. 96-18 for issuances to non-employees.

Response:  The language has been modified to clarify that the stock options have not been granted and will not be granted until such time as the Company raises a minimum of $3 million in additional equity subsequent to the October 2008 financing.  At such time the options are granted they will be valued using the Black-Scholes-Merton valuation model and expensed over the vesting period.

78.
We see that you entered into an oral agreement with director Peter Morawetz for services.  You disclose that fees owed to him total $84,963, yet no amounts have been expensed or accrued because there is an oral understanding that “the amount to be paid will be less.”  Please tell us why you should not accrue and expense the amount owed to Mr. Morawetz.  We refer to SFAS 140 which states that a liability is not extinguished until (a) the debtor pays the creditor and is relieved of its obligation for the liability or (b) the debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor.

Response:  The document has been updated to indicate that no formal agreement exists between Mr. Morawetz and the Company as to the timing and amount of these payments, if any.  Upon reaching agreement on the amounts the Company will record the expense.

79.
We reference the paragraph at the top of page F-13.  Please tell us what this paragraph is intended to convey and how it makes meaningful accounting disclosure.  In that regard, please explain how the statements are consistent with the accounting guidance on the valuation of and accounting for stock-based compensation as set forth in SFAS 123(R) and related literature.

Response:  The language has been updated to clarify that valuation in this instance is a negotiated amount for purposes of establishing the number and price per share of the warrants in connection with the financing.  This is not to be confused with grant date fair value as defined in SFAS 123R.

Note 6.  Long-term Debt, page F-14

80.	We see that certain of your debt are convertible. Please revise to label the debt as convertible on the face of your balance sheet.

Response:

The balance sheet label has been updated.

81.
As you disclose that notes totaling $284,000 are “passed their due dates and could be called by the holders,” please tell us why only $186,000 is classified as current in the balance sheet.  Explain the basis in GAAP for your conclusion.

Response:  The balance sheet has been updated to show the convertible debt on a separate line and to show the delinquent balances as current.  The delinquent amount is actually $180,000.

82.
We note the disclosure that the $170,000 note contains penalties until the registration statement is declared effective by the SEC.  Disclose whether you have accrued any liability under the registration rights agreement and provide an accounting policy disclosure.  Refer to FSP EITF 00-19-2.

Response:  We have not accrued any expense related to a delay in the effective date of registration because we are not late as of the present date.  The penalties begin to accrue 180 days after August 31, 2008, or beginning March 31, 2009.

Audited Financial Statements for the year ended December 31, 2007

83.
We re-issue prior comment 108.  We see that you are a development stage business with recurring losses, operating cash flow deficits and no revenues.  Please have your auditors tell us how they evaluated the requirements of AU Section 341 in concluding that the audit report should not include a paragraph regarding going concern with accompanying footnote disclosure as specified in the referenced guidance.  While we see your response it fails to address the requirements of the cited guidance.  Also have your auditor reconcile their view with the management’s disclosure on page 3 that various matters “raise substantial doubt about our ability to continue as a going concern.”

Response:  The response from our CPA firm is as follows: Private placement funds were received after 12/31/07 year end in the amount of $1,065,000, which we evaluated that this would cover the going concern issue until 12/31/08.  The risk factors have been updated to eliminate reference to a going concern qualification.

Balance Sheet, page F-18

84.	Please revise so that the numbers of outstanding shares as of December 31, 2007 and 2006 agree to the corresponding numbers from the statement of stockholders’ equity (deficit).

Response:Balance Sheet has been updated.

85.	We reissue prior comment 109. We no not see where you have labeled your notes payable and long-term debt as “convertible,” as applicable. Please advise.

Response:  Balance Sheet has been updated.

Statement of Stockholders’ Equity (Deficit), page F-20

86.	Please remove the captions “un-audited” from the sub-totals for all applicable periods.

Response: Statement has been updated.

87.
We re-issue to prior comment 111.  Please also revise to include a discussion in the footnotes to the audited financial statements of shares and equity instruments issued during all periods presented.  In that regard describe the individual transactions, consideration received by the Company and how the equity instruments issued in those transactions were accounted for and valued.  Refer to SFAS 7, SFAS 123(R), and SFAS 129.  The expanded disclosure should be readily reconcilable to disclosure in the statement of stockholders’ equity (deficit) and statement of cash flows.  While we see your response, the footnotes to the audited financial statements should present all relevant required disclosure.

Response:  We have included an additional table to recap the grants of options and warrants by date of grant with the exercise price indicated.

Statement of Cash Flows, page F-21

88.
We see that you revised your statement of cash flows in response to prior comment 113 and that this changed the total cash used in operating activities and provided by financing activities for the year ended December 31, 2007 and inception to date.  Please label the statement of cash flows as “restated” and provide appropriate footnote disclosure.  Refer to paragraph 26 of SFAS 154.

Response:  The prior statement of cash flows was submitted in error as it did not agree with our audited financial statements.  The audited statements of cash flows had the cash flows from notes payable properly classified as a source of cash provided by financing activities.  SFAS 154 would not be applicable in this case since our official audited statements were correct.

Note 1.  Summary of Significant Accounting Policies, page F-22

Intangible Assets, page F-22

89.	We do not see where you have included any additional disclosure about your policy for patent costs in response to prior comment 114. Please revise.

Response:  We added language to further explain our policy on capitalizing patent costs.

Research and Development, page F-22

90.
Please reconcile the numerical disclosures of the amounts of research and development expense in 2007 and 2006 as presented in this footnote with the corresponding numerical disclosures of the amounts of research and development expense in 2007 and 2006 as presented in MD&A on page 23.

Response:  We clarified our policy on expensing research and development expense.

91.
We reference the statement that as of December 31, 2007 you have “accrued $100,000 for unbilled product development work since 2002.”  However, we see that total research and development expense for the year ended December 31, 2007 is only $1,434.  Please disclose the actual date of the accrual.  Please also clarify disclosure in the “research and development” discussions on pages 22 and 23 of MD&A.  From those disclosures it is not clear whether the $100,000 was accrued in 2006 or 2008.

Response:  The $100,000 in product development cost was recorded in 2008 in conjunction with entering into an agreement with the inventor for payment of that amount by June 30, 2009.

Note 3.  Stock Options and Warrants, page F-23

92.
Please tell us whether the numerical disclosures of vested options and warrants described in the sentence appearing directly under the stock option/warrant roll-forward were updated for the stock splits.

Response:  Options and warrants are reflected on a reverse-split adjusted basis.

93.
We re-issue prior comment 116.  You disclose that you use the calculated value method to value stock options.  Under SFAS123(R) that method is defined as a measure of the value of a share option or similar instrument determined by substituting the historical volatility of an appropriate industry sector index for the expected volatility of an appropriate industry sector index for the expected volatility of a nonpublic entity’s share price in an option-pricing model.  Your disclosure suggests that you did not apply a measure of volatility since that measure is zero.  Tell us why your volatility assumption is appropriate under the guidance set forth in paragraphs A43 through A48 of SFAS123(R).  Please also refer to the guidance about volatility set forth in SAB Topic 14.  Your response should fully demonstrate that you have appropriately applied SFAS123(R) in establishing a volatility assumption.

Response:  This section has been updated to clarify that we are using the grant date fair value method as specified in  SFAS 123R and we are using an expected volatility of 45%.

94.
We re-issue prior comment 17.  SFAS123(R) calls for numerous disclosures as set forth in paragraphs A240 and A241 that are required for both employee and non-employee transactions.  Also note that you should comply with all disclosures applicable to a public company as a result of your registration statement.  Your disclosures do not appear compete under the cited guidance.  Please appropriately revise.

Response:  The disclosure has been revised.

95.
We re-issue prior comment 118.  Please revise to disclose how you value warrants and to provide all relevant valuation disclosures about warrants required by SFAS123-R.  Refer to paragraph 64 and Paragraphs A240 and A241 of the Statement.

Response:  Warrants are valued using the Black-Scholes-Merton valuation model and either expensed over the service period, treated as equity if granted in connection with issuance of common stock, or treated as a debt discount and amortized as additional interest expense if issued in combination with debt.  This section has been updated to clarify this.

96.
We reissue prior comment 120.  Please note that under the definitions in the Glossary to SFAS123(R) you are no longer a non-public entity as of the filing date of the Form-S-1.  Accordingly, any share options or similar instruments issued on or after that date should be valued and accounted for under the guidance applicable to public companies under SFAS123(R).  That is, you should not use the calculated value method for instruments issued or modified on or after November 12, 2008.  Refer to SAB Topic 14 for further guidance.

Response:  We are using the grant date fair value method as specified in SFAS 123R, not the calculated value method.

Part II

Item 26.  Recent Sales of Unregistered Securities, page II-4

97.
We note your response to prior comment 123.  We reissue that comment because it appears you have provided the information required by Item 701 of Regulation S-K with respect to your transaction with Mr. Sachs that is noted on page 33 and the options granted to your executives officers, as disclosed on page 32.

Response:  This section has been updated.

98.
We reissue prior comment 125, given the continued inconsistencies regarding the number of common shares outstanding disclosed on pages 1 and F-5.  Also tell us, with a view toward disclosure, how your balance sheet as of September 30, 2008 on page F-3 states that you have 8,180,832 shares outstanding, given that your disclosure that the recent financing did not close until the end of October, 2008.

Response:  The correct number of shares outstanding as of September 30, 2008 was 8,130,841 and page 1 and F-5 are now consistent.  Even though we refer to the financing as the October 2008 financing all the shares were issued as of September 30, 2008.

Item 27.  Exhibits, page II-7

99.
We note your response to prior comments 128 and 130.  We reissue the first sentence of prior comments 128 and 130.  We reissue the first sentence of prior comment 130 because it appears that exhibits 10.43 and 10.44 both omit Schedule A.

Response:  We repeat our response to prior comment 130.  There was no Schedule A to the registration rights agreements and therefore Schedule A is not included with the exhibits.

Item 28.  Undertakings, page II-8

100.
We note your response to prior comment 126.  However, your filing still appears to lack the first clause of Item 512(a)(5).  It also appears that your filing continues to lack the undertaking required by Item 512(a)(6) of Regulation S-K.  Therefore, we reissue prior comment 126.

Response: We have added the first clause of Item 512(a)(5) to the undertaking.  However Item 512(a)(6) relates to “primary offerings”.  This is a resale offering.  Therefore we believe that 512(a)(6) does not apply.

Signatures, page II-10

101.	We note your response to prior comment 127. Please reconcile your disclosures on pages 58 and 59 and here regarding the identity of your chief executive officer.

Response:  The signatures page has been corrected to indicate Kevin R Davidson as our Principal Executive Officer and our Principal Financial Officer.

Exhibit 3.1

102.
We note your response to prior comment 131; however, it appears that you have not filed an amended copy of your articles of incorporation with this amendment.  Please file a complete copy of your articles, as previously requested.

Response:  We have attached the articles of amendment as Exhibit 3.3 to this amendment.

*     *     *     *     *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned by telephone at (310) 208-1182 extension 723, or by facsimile at (310) 208-1154.

Very truly yours,

RICHARDSON & PATEL, LLP

Ryan Hong, Esq.